Michael A. Conza, Esq.

Direct Dial: (617) 951-8459

E-Mail: mike.conza@bingham.com

August 11, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	Kayak Software Corporation

Amendment No. 6 to Registration Statement on Form S-1

File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, Kayak Software Corporation, a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 6 to the Registration Statement on Form S-1, File No. 333-170640, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated June 13, 2011 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against Amendment No. 5 as filed on May 27, 2011.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

Prospectus Summary

Overview, page 1

1.

You have added disclosure to the overview stating that in addition to sending users to third parties to complete their travel bookings, “in some cases” you enable users to make hotel bookings directly through your websites and mobile applications. We note from a KAYAK press release dated March 14, 2011, that the direct-booking feature for hotels “was released in a limited beta and will be fully released in the coming weeks,” and we note further from your response to prior comment 6 that you do not currently provide significant online booking services. Please advise of the current status of this feature. If appropriate, please revise your disclosure here and throughout the prospectus to reflect the

Mark P. Shuman

U.S. Securities and Exchange Commission

August 11, 2011

current availability and significance to your business (in quantitative terms, if possible) of the direct-booking feature.

We note the Staff’s comments and respectfully submit that the Registration Statement has been revised on page 3 and elsewhere to more fully describe the current status and significance of the direct-booking feature. Due to the very recent introduction of this booking feature, the Company is not able at this time to quantify its significance to its business. However, in response to the Staff’s comment, the Company has set forth throughout the Registration Statement that this feature is available for “many” of its hotel results, and also that the ability for users to book hotel stays through the Company is an example of the Company’s efforts to improve and expand its services. The Company believes these changes properly describe the hotel booking feature and make clear that such feature is no longer in beta testing.

2.	We note that the overview presents the company’s Adjusted EBITDA for the three months ended March 31, 2011, as compared to the year-earlier period. Please clearly identify Adjusted EBITDA as a non-GAAP financial measure the first time it is referenced in the prospectus. Note also that GAAP measures should be calculated and presented with equal or greater prominence as non-GAAP measures. Accordingly, please revise your disclosure here to present the most directly-comparable GAAP financial measure for the same periods that you present Adjusted EBITDA. See Item 10(e)(1)(i)(A) of Regulation S-K.

We note the Staff’s comment and respectfully submit that the Registration Statement has been revised to include both GAAP and non-GAAP financial results as referenced in the Staff’s comment above.

Comment:

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

3.	We have reviewed your response to prior comment 6 and we do not believe your analogy to a retail store is appropriate given the description of the company’s business in the registration statement. Additionally, we believe the revised consolidated statements of operations do not comply with Rule 5-03 of Regulation S-X as a result of the exclusion of certain technology and personnel costs from cost of revenues. Furthermore, if the company continues to exclude all depreciation and amortization from cost of revenue, your statements of operations presentation should include a separate line item that includes all depreciation and amortization, inclusive of any impairment of long-lived assets, and a parenthetical note regarding the exclusion of depreciation and amortization from the cost of revenue line item should be added in accordance with SAB Topic 11B. Please revise accordingly.

Mark P. Shuman

U.S. Securities and Exchange Commission

August 11, 2011

We note the Staff’s comment and respectfully submit that, while the Company continues to believe its accounting treatment is proper, the Registration Statement has been revised to reflect the Staff’s comment above.

Comment:

Notes to Consolidated Financial Statements

Note 6. Intangible Assets, page F-15

4.	We note that the accumulated amortization column total presented in your table at March 31, 2011 does not equal the sum of the accumulated amortization balances for each intangible asset class. Please revise accordingly.

We note the Staff’s comment and respectfully submit that the Registration Statement has been revised to reflect the proper amount of accumulated amortization.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

/s/ Michael A. Conza
Michael A. Conza

cc:	David Edgar, U.S. Securities and Exchange Commission

Patrick Gilmore, U.S. Securities and Exchange Commission

Daniel Stephen Hafner, Kayak Software Corporation

Karen Ruzic Klein, Kayak Software Corporation

Melissa W. Reiter, Kayak Software Corporation

Paul M. English, Kayak Software Corporation

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

David W. Mason, Bingham McCutchen LLP

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